Exhibit 99.1

Evogene Reports Second Quarter 2017 Financial Results
Conference call and webcast, today at 9:00 am Eastern Time

Rehovot, Israel – August 10, 2017 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading company for the improvement of crop productivity and economics, announced today its financial results for the second quarter ended June 30, 2017.

Ofer Haviv, Evogene's President and CEO, stated: “2017 is proving to be a significant year in the development of Evogene and we look forward with high expectations to what the year has yet to bring. We were pleased to see progress and achievements in our collaborations and internal programs, across all areas of activities. In our on-going Fusarium collaboration with Monsanto, we reached an important milestone, and our newly initiated collaboration with DuPont-Pioneer1, is a testament to the important achievements reached in our internal bio-stimulant product program. This collaboration is an example of the comprehensive abilities of our computational biology platform, which is constantly evolving to now also include ‘artificial intelligence’, allowing us to enter new areas of activity. Evogene continues to lead innovation and, as we announced in the past, we are actively seeking applications for our exciting technology, both within and outside the agriculture world.

For the first time, in addition to our robust internal programs, we now have collaborations with at least one world leading company in each of our areas of activity: DuPont-Pioneer in Ag-Biologicals, Monsanto in Seed Traits and BASF in Ag-Chemicals.  We believe this trend will continue and are looking to strengthen our position as a world leading ag-biotech company with additional collaborations.

Looking deeper into each area of activity, I would like to emphasize the following:

In Ag-Biologicals, our most important achievement in recent months is our strategic collaboration with DuPont-Pioneer, a leader in the corn seeds market, for the development of bio-stimulant seed coating products. This collaboration is based on the achievements of an internal product program in which positive results were achieved in corn field trials under drought conditions. Additionally, we also have an internal bio-stimulant program in wheat in which we reached positive results on 1st year field trials on select microbial strains that will be re-validated in field trials next year.  Bio-stimulant products present an exciting opportunity, as product development is considered short, with time to market, according to industry estimates, as short as 5 years, depending on regulation.

1 Please see Evogene DuPont-Pioneer collaboration presentation, filed together with this press release http://www.evogene.com/wp-content/uploads/2017/07/evogene-dupont-presentation-final.pdf

We are also happy to announce the addition of a product program for the development of microbial-based bio-pesticides that address various insect and fungi control. This market is expected to reach $8B in 20202.

In Seed Traits, we had three important achievements during the past quarter:

(i)
Gene advancement in our disease resistance Fusarium collaboration with Monsanto - we reached an important milestone with Evogene discovered genes showing resistance to Fusarium in model plants, with the top prioritized genes advancing to testing in Monsanto’s corn pipeline.

(ii)
Completion of discovery in our yield and abiotic stress collaboration with Monsanto - we successfully completed of the gene discovery phase, with the discovery of ~4,000 genes and more than 1,000 genes nominated to Monsanto’s product development pipeline, as disclosed in the past.

(iii)
Advancement to phase I in our internal insect control program - in our Coleopteran control product program we have advanced a gene to phase I, having met all of phase advancement criteria, including efficacy and lower risk of toxicity to other organisms such as bees, animals and humans.

In Ag-Chemicals, we continue to show good progress in our internal herbicide program as well as in our collaboration with BASF. Additionally, I am very excited to disclose that we recently initiated an insecticide product program. The global insecticide market is currently estimated at $14B, and is expected to reach $16B by 20203.

In conclusion, we are making important progress in all three of our core activity areas: Ag-Biologicals, Seed Traits and Ag-Chemicals.  We look forward to the second half of 2017, and we expect progress in our internal programs, as well as our collaborations with world leading partners, and hope to forge new partnerships in the future.”

Financial results for the period ending June 30, 2017
Cash Position:  As of June 30, 2017, the Company had $79.7 million in cash, short-term bank deposits and marketable securities, as compared to $83.4 million at March 31, 2017. Evogene continues to expect that its net cash usage for full-year 2017 will be in the range of $16 to $18 million.

Revenues primarily consist of research and development payments, reflecting R&D cost reimbursement under certain of our collaboration agreements. The majority of these agreements also provide for development milestone payments and royalties or other forms of revenue sharing from successfully developed products.

2 Dunham Trimmer (2015)
3 Phillips McDougall (2015)

Revenues for the first half of 2017 reached $1.9 million in comparison to $3.8 million, in the comparable period in 2016. Total revenues for the second quarter of 2017 were $1.2 million, compared to $1.8 million for the second quarter in 2016. The decline in revenues reflects the net decrease in research and development cost reimbursement, in accordance with the work plans under Evogene's various collaboration agreements. This decline is mainly due to the advancement of our collaboration agreement with Monsanto, from gene discovery to pre-development efforts, resulting in reduction of activity scope. As we look forward, we expect this revenue trend to continue.

During the first half of 2017 we saw a negative impact on our expenses due to the depreciation of the USD in comparison to the Israeli Shekel. Our expenses, mostly salaries, are denominated in Israeli Shekels while our reporting currency is USD.

Cost of revenues consist of collaboration related R&D expenses. Cost of revenues during the first half of 2017 reached $1.7 million in comparison to $3.1 million in first half of 2016. During the second quarter of 2017 the cost of revenues reached $1.0 million, in comparison to $1.6 million for the same period in 2016. The decrease related primarily to the decrease in revenues for such periods.

R&D expenses for the first half of 2017 reached $8.0 million in comparison to $7.8 million in the first half of 2016. During the second quarter of 2017, R&D expenses remained stable at $4.0 million, in comparison to the second quarter of 2016. R&D expenses were impacted by exchange rate fluctuations, as mentioned above.

Operating loss during the first half of 2017 reached $10.4 million, in comparison to a loss of $9.8 million during the first half of 2016, due to the decrease in revenues which was partially offset by a decrease in other expense categories. Operating loss for the second quarter of 2017 remained stable at $5.2 million in comparison to the comparable quarter in 2016.

The net financing income for the first half of 2017 reached $0.8 million in comparison to $1.9 million in the corresponding period. The net financing income for the second quarter of 2017 reached $0.4 million in comparison to $0.7 million in the comparable quarter in 2016. This decrease is due to relatively high capital gains derived from the company's marketable securities in the first and second quarter of 2016.

Net Loss for the first half of 2017 reached $9.6 million in comparison to $7.8 million in the first half of 2016. Net loss for the second quarter of 2017 was $4.7 million compared to the net loss of $4.5 million in the comparable quarter in 2016. The increase in the net loss was primarily due to the decrease in revenues and the decrease in net financing income, which was partially offset by a net decline in other expense categories.

Conference Call & Webcast Details:

Evogene management will host a conference call to discuss the results at 09:00 AM Eastern time, 16:00 Israel time. To access the conference call, please dial 1-888-668-9141 toll free from the United States, or +972-3-918-0644 internationally. Access to the call will also be available via live webcast through the Company’s website at www.evogene.com.

A replay of the conference call will be available approximately three hours following the completion of the call. To access the replay, please dial 1-888-254-7270 toll free from the United States, or +972-3-925-5940 internationally. The replay will be accessible through August 12, 2017, and an archive of the webcast will be available on the Company’s website through August 20, 2017.

About Evogene Ltd.:
Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company for the improvement of crop productivity for the food, feed and fuel industries. The Company operates in three key target markets: improved seed traits (addressing yield increase, tolerance to environmental stresses and resistance to insects and diseases); innovative ag-chemicals (developing novel herbicide solutions for weed control); and ag-biologicals. Evogene has collaborations with world-leading seed and ag-chemical companies. For more information, please visit www.evogene.com or contact the Company at info@evogene.com.

Forward Looking Statements:
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Nir Zalik
IR/PR Manager
E: IR@evogene.com
T: (+972)-8-931-1963

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	As of June 30,		As of December 31,
	2017	2016	2016
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	$5,758	$5,533	$3,236
Restricted cash	47	47	47
Marketable securities	65,878	74,801	71,738
Short-term bank deposits	8,017	16,561	13,137
Trade receivables	1,063	80	169
Other receivables	1,058	1,542	1,163

	81,821	98,564	89,490
LONG-TERM ASSETS:
Long-term deposits	14	16	13
Property, plant and equipment, net	5,611	7,354	6,483

	5,625	7,370	6,496

	$87,446	$105,934	$95,986

CURRENT LIABILITIES:
Trade payables	$947	$1,364	$1,330
Other payables	2,502	2,495	2,803
Liabilities in respect of government grants	103	766	125
Deferred revenues and other advances	1,081	820	967

	4,633	5,445	5,225

LONG-TERM LIABILITIES:
Liabilities in respect of government grants	3,416	2,614	3,303
Deferred revenues and other advances	30	157	138
Severance pay liability, net	32	30	31

	3,478	2,801	3,472
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding – 25,745,371, 25,447,024 and 25,480,809 shares at June 30, 2017 and 2016 and December 31, 2016, respectively	142	140	141
Share premium and other capital reserve	184,977	181,985	183,342
Accumulated deficit	(105,784)	(84,437)	(96,194)

	79,335	97,688	87,289

	$87,446	$105,934	$95,986

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited

Revenues	$1,899	$3,824	$1,178	$1,808	$6,540
Cost of revenues	1,665	3,090	1,018	1,575	5,639

Gross profit	234	734	160	233	901

Operating expenses:

Research and development, net	8,018	7,765	4,014	4,040	16,405
Business development	821	790	370	428	1,696
General and administrative	1,821	1,944	943	946	3,889

Total operating expenses	10,660	10,499	5,327	5,414	21,990

Operating loss	(10,426)	(9,765)	(5,167)	(5,181)	(21,089)

Financing income	1,206	2,095	484	761	2,424
Financing expenses	(359)	(165)	(57)	(43)	(891)

Loss before taxes on income	(9,579)	(7,835)	(4,740)	(4,463)	(19,556)
Taxes on income	11	-	3	-	36

Net loss	$(9,590)	$(7,835)	$(4,743)	$(4,463)	$(19,592)

Basic and diluted net loss per share	$(0.37)	$(0.31)	$(0.18)	$(0.18)	$(0.77)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
	Unaudited
Balance as of January 1, 2017 (audited)	$141	$183,342	$(96,194)	$87,289
Net loss	-	-	(9,590)	(9,590)
Exercise of options	1	669	-	670
Share-based compensation	-	966	-	966

Balance as of June 30, 2017	$142	$184,977	$(105,784)	$79,335

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
	Unaudited
Balance as of January 1, 2016 (audited)	$140	$180,214	$(76,602)	$103,752
Net loss	-	-	(7,835)	(7,835)
Exercise of options	*)-	114	-	114
Share-based compensation	-	1,657	-	1,657

Balance as of June 30, 2016	$140	$181,985	$(84,437)	$97,688

*) Represents an amount lower than $1

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
	Unaudited
Balance as of April 1, 2017	$141	$184,206	$(101,041)	$83,306
Net loss	-	-	(4,743)	(4,743)
Exercise of options	1	321	-	322
Share-based compensation	-	450	-	450

Balance as of June 30, 2017	$142	$184,977	$(105,784)	$79,335

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
	Unaudited
Balance as of April 1, 2016	$140	$181,170	$(79,974)	$101,336
Net loss	-	-	(4,463)	(4,463)
Exercise of options	*)-	29	-	29
Share-based compensation	-	786	-	786

Balance as of June 30, 2016	$140	$181,985	$(84,437)	$97,688

*) Represents an amount lower than $1
	Share capital	Share premium and other capital reserve	Accumulated deficit	Total
	Audited
Balance as of January 1, 2016	$140	$180,214	$(76,602)	$103,752
Net loss	-	-	(19,592)	(19,592)
Exercise of options	1	185	-	186
Share-based compensation	-	2,943	-	2,943

Balance as of December 31, 2016	$141	$183,342	$(96,194)	$87,289

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
Cash flows from operating activities

Net loss	$(9,590)	$(7,835)	$(4,743)	$(4,463)	$(19,592)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,091	1,176	546	585	2,279
Share-based compensation	966	1,657	450	786	2,943
Net financing income	(1,089)	(2,017)	(524)	(723)	(1,688)
Loss from sale of property, plant and equipment	-	17	-	17	39
Taxes on income	11	-	3	-	36

	979	833	475	665	3,609
Changes in asset and liability items:

Decrease (increase) in trade receivables	(894)	2,595	(438)	545	2,506
Decrease (increase) in other receivables	50	(477)	770	291	(100)
Decrease (increase) in long-term deposits	(1)	6	(10)	-	9
Increase (decrease) in trade payables	(319)	(241)	110	54	(215)
Increase (decrease) in other payables	(299)	(596)	(656)	160	(303)
Increase in severance pay liability, net	1	4	-	4	5
Increase (decrease) in deferred revenues and other advances	6	119	(50)	-	(81)
Increase in liabilities in respect of government grants	-	115	-	-	115

	(1,456)	1,525	(274)	1,054	1,936

Cash received (paid) during the period for:

Interest received	1,121	1,154	450	475	2,360
Taxes paid	(11)	-	-	-	(6)

Net cash used in operating activities	(8,957)	(4,323)	(4,092)	(2,269)	(11,693)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(285)	$(474)	$(87)	$(91)	$(808)
Proceeds from sale of marketable securities	11,115	11,624	4,829	8,134	23,926
Purchase of marketable securities	(5,327)	(13,750)	(2,623)	(8,465)	(24,561)
Proceeds from bank deposits, net	5,120	2,042	4,000	4,042	5,466
Proceeds from sale of property, plant and equipment	-	-	-	-	5

Net cash provided by (used in) investing activities	10,623	(558)	6,119	3,620	4,028

Cash flows from financing activities:

Proceeds from exercise of options	670	114	322	29	186
Proceeds from government grants	266	258	165	150	802
Repayment of government grants	(144)	(199)	(50)	-	(333)

Net cash provided by financing activities	792	173	437	179	655

Exchange rate differences - cash and cash equivalent balances	64	20	4	18	25

Increase (decrease) in cash and cash equivalents	2,522	(4,688)	2,468	1,548	(6,985)

Cash and cash equivalents, beginning of the period	3,236	10,221	3,290	3,985	10,221

Cash and cash equivalents, end of the period	$5,758	$5,533	$5,758	$5,533	$3,236

Significant non-cash transactions

Acquisition of property, plant and equipment	$109	$225	$53	$225	$150